AB 3/20

*AB 3/10

12013122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2012

Washington, DC 123

SEC FILE NUMBER
8- 41342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barclays Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 7th Avenue
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Martin Kelly 212-412-2305
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16

OATH OR AFFIRMATION

I, Martin Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barclays Capital Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

BANU DENIZ GUNEY
Notary Public - State of New York
NO. 01GU6218072
Qualified in New York County
My Commission Expires 2/13/14

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Barclays Capital Inc. and Subsidiary

Consolidated Statement of Financial Condition
December 31, 2011

pwc

Barclays Capital Inc. and Subsidiary

Consolidated Statement of Financial Condition
December 31, 2011

Barclays Capital Inc. and Subsidiary
Index
December 31, 2011

pwc

Report of Independent Auditors

To the Board of Directors and Stockholder of
Barclays Capital Inc. and Subsidiary

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Barclays Capital Inc. and Subsidiary (the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Barclays Capital Inc. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2011

(in millions, except share data)

Assets		
Cash and cash equivalents	$	967
Cash and cash equivalents segregated for regulatory and other purposes		2,861
Collateralized agreements:		
Securities purchased under agreements to resell		156,759
Securities borrowed		41,311
Securities received as collateral (includes $14,132 pledged as collateral)		19,062
Financial instruments owned, at fair value (includes $52,154 pledged as collateral)		65,854
Receivables from brokers, dealers and clearing organizations		10,089
Receivables from customers		8,890
Accrued interest and dividend receivables		293
Other assets		390
Total assets	$	306,476
Liabilities and Stockholder's Equity		
Collateralized financings:		
Securities sold under agreements to repurchase	$	208,956
Securities loaned		13,603
Obligation to return securities received as collateral		19,062
Other secured financings, at fair value		1,226
Financial instruments sold, but not yet purchased, at fair value		29,051
Payables to brokers, dealers and clearing organizations		4,376
Payables to customers		15,081
Short-term borrowings		4,200
Accrued interest and dividend payables		182
Other liabilities		1,253
Total		296,990
Commitments and Contingencies (see Note 16)		
Subordinated debt		2,500
Stockholder's equity		
Common stock – no par value, 5,000 shares authorized, 10 shares issued and outstanding		-
Additional paid-in capital		6,186
Retained earnings		827
Accumulated other comprehensive loss, net of tax		(27)
Total stockholder's equity		6,986
Total liabilities and stockholder's equity	$	306,476

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition.

1. Organization

Barclays Capital Inc. (the "Company"), a Connecticut company, is a registered securities broker-dealer and investment advisor with the Securities and Exchange Commission ("SEC"), a futures commission merchant ("FCM"), commodity pool operator, and commodity trading advisor registered with the Commodity Futures Trading Commission ("CFTC"), and municipal advisor with the SEC and Municipal Securities Rulemaking Board ("MSRB"). The Company is headquartered in New York, with registered domestic branch offices in Atlanta, Boston, Chicago, Dallas, Greenwich, Houston, Los Angeles, Media, Menlo Park, Miami, New York, Palm Beach, Philadelphia, San Juan, San Francisco, Santa Monica, Seattle, Washington D.C., and Wells, ME. The Company also had a registered branch office in Buenos Aires, Argentina. The Company's client base includes money managers, insurance companies, pension funds, hedge funds, depository institutions, corporations, trust banks, money market and mutual funds, domestic and international governmental agencies, and central banks.

The Company is Barclays Bank PLC's ("BBPLC") "4(k)(4)(E)" securities subsidiary under the Bank Holding Company Act, which permits it to engage in securities underwriting, dealing, or market-making activities. In its capacity as a broker-dealer, the Company clears derivative products for clients and affiliates on certain exchanges. The Company's activities include transactions in asset-backed securities, agency mortgage-backed securities, international debt securities, and other corporate related securities and securities lending and borrowing. The Company is also a primary dealer in U.S. government securities.

The Company has investment banking, capital markets, and private investment management businesses in the United States.

The Consolidated Statement of Financial Condition includes the accounts of Barclays Capital Inc. and its wholly-owned subsidiary, Barclays Business Credit LLC ("BBC" or "Subsidiary"). The Company's direct parent and sole stockholder is Barclays Group US Inc. ("BGUS"). BGUS is a wholly-owned subsidiary of BBPLC and is ultimately owned by Barclays PLC ("BPLC" and collectively with its subsidiaries, "Barclays PLC Group" or "Group"). Both BBPLC and BPLC are United Kingdom companies. The Company has significant inter-company transactions with related parties.

The Subsidiary has historically managed a portfolio of leveraged leases. As of December 31, 2011, BBC only had one remaining lease.

Barclays Wealth, the wealth management division of BBPLC, operates through the Company in the Americas. Barclays Wealth in the Americas provides high net worth clients with brokerage and investment management services.

Effective January 11, 2012 the Company de-registered its former branch office in Buenos Aires, Argentina.

The Company subscribes to an independent credit rating agency review by Standard & Poor's. This rating assesses the creditworthiness of the Company and is based on reviews of the Company's broad range of business and financial attributes including risk management processes and procedures, capital strength, earnings, funding, liquidity, accounting, and governance. The Company received a long term credit rating of A+ and a short term rating of A-1 on November 29, 2011.

2. Significant Accounting Policies

Basis of Presentation
The Consolidated Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Material intercompany balances and transactions are eliminated upon consolidation. The U.S. Dollar is the functional currency of the Company. In the opinion of management, all adjustments necessary to present fairly the financial position at December 31, 2011 have been made.

Use of Estimates
Preparation of the Consolidated Statement of Financial Condition in accordance with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and certain disclosures at the date of the Consolidated Statement of Financial Condition. Actual results could differ from these estimates.

Cash and cash equivalents
Cash and cash equivalents consist of cash and highly liquid investments with original maturities of less than three months. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

Cash and cash equivalents segregated for regulatory and other purposes
Cash and cash equivalents segregated for regulatory and other purposes consist of cash and cash equivalents segregated under the Commodity Exchange Act and in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Act.

Collateralized agreements and financings
Collateralized agreements consist of Securities purchased under agreements to resell ("Resale agreements"), Securities borrowed, and Securities received as collateral. Collateralized financings consist of Securities sold under agreements to repurchase ("Repurchase agreements"), Securities loaned, and Obligation to return securities received as collateral. Where the requirements of Accounting Standards Codification ("ASC") 210-20, *Offsetting* ("ASC 210-20") are met, collateralized agreements and financings are presented on a net-by-counterparty basis in the Consolidated Statement of Financial Condition.

- **Resale and repurchase agreements**
  Resale and repurchase agreements are carried at the amounts of cash advanced or received, plus accrued interest, which approximates fair value. Resale agreements require the Company to deposit cash with the seller and to take possession of the purchased securities. Repurchase agreements require the buyer to deposit cash with the Company and to take possession of the sold securities. The fair value of the securities sold or purchased is generally in excess of the cash received or provided. The Company monitors the fair value of securities purchased and sold under agreements to resell/repurchase on a daily basis, with additional collateral obtained or refunded as necessary.

- **Securities borrowed and loaned**
  Securities borrowed and securities loaned are carried at the amounts of cash advanced or received, plus accrued interest, which approximates fair value. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. With respect to securities loaned or borrowed, collateral in the form of cash or other collateral is generally in excess of the fair value of securities loaned or borrowed. The Company

monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

- **Securities received as collateral and Obligation to return securities received as collateral**
  When the Company acts as the lender of securities in a securities lending agreement and the Company receives securities that can be pledged or sold as collateral, the Company recognizes an asset, representing the fair value of the securities received as collateral, and a liability, representing the obligation to return those securities.

Transfers of Financial Assets
In general, transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. A transferor is considered to have relinquished control over the assets where (1) the transferred assets are legally isolated from the Company's creditors, (2) the transferee can pledge or exchange the financial assets (or if the transferee is a securitization or asset-backed financing vehicle that is constrained from pledging or exchanging the assets it receives, the holder of the beneficial interests issued by the vehicle can pledge or exchange the beneficial interests), and (3) the Company does not maintain effective control through the ability to repurchase the transferred assets before their maturity, or have the ability to unilaterally cause the holder to return the transferred assets. For transfers that are not accounted for as sales, the financial assets remain in Financial instruments owned, at fair value, in the Consolidated Statement of Financial Condition and the transfers are accounted for as Other secured financings, at fair value.

The Company has elected to measure liabilities that arise from the Company's failure to de-recognize certain financial assets transferred into securitization vehicles at fair value in accordance with ASC 825, *Financial Instruments* ("ASC 825"), to eliminate non-economic volatility in earnings that would arise from using different measurement attributes.

Variable Interest Entities
The Company accounts for variable interest entities ("VIEs") in accordance with ASC 810, *Consolidation* ("ASC 810"). VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that provides the enterprise with (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (2) the obligation to absorb the VIE's expected losses and receive expected residual returns, or both, that could potentially be significant to the VIE. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. In accordance with ASC 810, the Company consolidates VIEs for which it is the primary beneficiary. The Company reassesses its initial evaluation of whether an entity is a VIE when certain reconsideration events occur. The Company reassesses its determination of whether it is the primary beneficiary of a VIE on an ongoing basis based on current facts and circumstances.

Fair Value Measurements
The Company accounts for a significant portion of its financial instruments at fair value in accordance with ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820").

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Financial assets are marked to bid prices and financial liabilities are marked to offer prices. In certain circumstances, where the Company acts as a market maker, derivative financial

instruments are marked to mid-market prices. Fair value measurements do not include transaction costs.

For other financial instruments (including cash and cash equivalents, cash and cash equivalents segregated for regulatory purposes, resale and repurchase agreements, securities received as collateral, securities borrowed, securities loaned, all receivables and payables, certain other assets and other liabilities, and short-term borrowings), the Company estimates that the aggregate fair value recognized in the Consolidated Statement of Financial Condition approximates their carrying value. These financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

Financial instruments owned and Financial instruments sold, but not yet purchased, at fair value
The Company's Financial instruments owned, at fair value, and Financial instruments sold, but not yet purchased, at fair value, are reflected in the Consolidated Statement of Financial Condition on a trade date basis.

Customer Securities Transactions
Securities owned by customers, including those that collateralize margin or other similar transactions and are held for clients in an agency or fiduciary capacity by the Company, are not considered assets of the Company and are not included in the Consolidated Statement of Financial Condition. However, in the event of fails to deliver or receive, the Company records corresponding Receivables from customers or Payables to customers, respectively. These customer securities transactions are recorded on a settlement date basis in the Consolidated Statement of Financial Condition. The Company monitors the market value of collateral held and the market value of securities receivable from customers. It is the Company's policy to request and obtain additional collateral when appropriate.

Receivables from and Payables to brokers, dealers and clearing organizations
Receivables from and payables to brokers, dealers and clearing organizations consist primarily of fails to deliver or receive securities, margin balances, deposits at clearing organizations, and amounts related to unsettled securities trading activity.

Receivables from and Payables to customers
Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not included in the Consolidated Statement of Financial Condition.

Share-Based Compensation
The Company applies ASC 710, *Compensation – General* ("ASC 710"), which focuses primarily on accounting for a transaction in which an entity obtains employee services in exchange for share-based payments.

Retirement Benefits
The Company accounts for retirement benefits in accordance with ASC 715, *Compensation – Retirement Benefits* ("ASC 715"). For a defined benefit pension and postretirement plan, ASC 715 requires an entity to recognize in its Consolidated Statement of Financial Condition the funded status of its defined benefit pension and post-retirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation.

Income Taxes

Tax provisions are computed in accordance with ASC 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Company's deferred tax assets and tax liabilities are presented on a net basis, where applicable, as a component of Other assets in the Consolidated Statement of Financial Condition.

The Company and its Subsidiary are included in the federal consolidated income tax return of BGUS. The Company and its Subsidiary file state and local income tax returns in New York State and New York City, as well as other state and local jurisdictions, with affiliated companies. The Company has an intercompany tax sharing agreement with BGUS under which it computes and settles its current and deferred income tax receivable/payable on a periodic basis.

The Company follows guidance under ASC 740 which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Under ASC 740, the Company determines whether it is more likely than not that an income tax position will be sustained upon examination by tax authorities. Sustainable income tax positions are measured in the Consolidated Statement of Financial Condition at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

Recent Accounting Developments

Disclosures about Offsetting Assets and Liabilities

In December 2011, the FASB issued ASU No. 2011-11, *Disclosures about Offsetting Assets and Liabilities*. ASU 2011-11 requires additional disclosure requirements for certain assets and liabilities that are presented on a net basis or instruments that are subject to an enforceable master netting arrangement or similar agreement. The additional disclosure requirements will be effective for fiscal periods beginning on or after January 1, 2013. The ASU will have no effect on the Consolidated Statement of Financial Condition.

Amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and IFRS

In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS*. ASU No. 2011-04 results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and IFRS and generally presents clarifications of Topic 820. The ASU is effective for the first interim and annual period beginning on or after December 15, 2011. The Company is currently evaluating the potential impact of the ASU, but does not expect the ASU to have a material effect on the Company's Consolidated Statement of Financial Condition.

Reconsideration of the Effective Control for Certain Repurchase Arrangements

In April 2011, the FASB issued ASU No. 2011-03, *Reconsideration of Effective Control for Repurchase Arrangements*. ASU No. 2011-03 removes the criterion that collateral received under a repurchase arrangement must be sufficient to fund substantially all of the cost of purchasing replacement assets in order for the transferor to maintain effective control of the transferred financial asset and require the transaction to be accounted for as a repurchase arrangement. The ASU is effective for the first interim and annual period beginning on or after December 15, 2011. The Company is currently evaluating the potential impact of the ASU, but does not expect the ASU to have a material effect on the Company's Consolidated Statement of Financial Condition.

Disclosures about the credit quality of financing receivables and the allowance for credit losses
In July 2010, the FASB issued ASU No. 2010-20, *Disclosures about the credit quality of financing receivables and the allowance for credit losses.* ASU No. 2010-20 addresses concerns about the sufficiency, transparency, and robustness of credit risk disclosures for finance receivables and the related allowance for credit losses. ASU No. 2010-20 requires that entities disclose information at disaggregated levels, specifically defined as "portfolio segments" and "classes." Among other things, the expanded disclosures include roll-forward schedules of the allowance for credit losses and information regarding the credit quality of receivables (including their aging) as of the end of a reporting period. Certain finance receivables that were modified during a reporting period and those that were previously modified and have re-defaulted require enhanced disclosures. The adoption of this ASU did not have a material effect on the Company's Consolidated Statement of Financial Condition.

Accounting for Share-Based Awards – Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in which the Underlying Equity Security Trades
In April 2010, the FASB issued ASU No. 2010-13, *Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in which the Underlying Equity Security Trades* – an update to ASC 718 *Compensation.* This ASU clarifies that if the exercise price of a share-based payment is denominated in the currency of a market in which a substantial portion of the entity's equity securities trades, the award shall not be classified as a liability if it otherwise qualifies for equity classification. The adoption of this ASU did not have a material effect on the Company's Consolidated Statement of Financial Condition as the Company's current accounting is in compliance with the guidance presented in the ASU.

Fair value measurements and disclosures – Improving disclosures about fair value measurements
In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures – Improving Disclosures about Fair Value Measurements.* ASU No. 2010–06 requires additional disclosures about activity that occurred during the year related to assets classified within level 3 fair value measurements as well as transfers in and out of level 1 and level 2 fair value measurements. In addition, it provides clarification to existing guidance, specifically requiring disaggregation of asset classes within the existing ASC 820 disclosures and requiring expanded information on inputs and valuation techniques. The Company has adopted this guidance. The required disclosures are now included in Notes 4 and 5.

3. Assets Segregated or Held in Separate or Sequestered Accounts for Regulatory and Other Purposes

At December 31, 2011, included in the Consolidated Statement of Financial Condition are assets segregated or held in separate or sequestered accounts under the Commodity Exchange Act or other regulations as follows:

Cash	$ 851
Cash equivalents	979
Receivables from brokers, dealers and clearing organizations	149
Securities purchased under agreements to resell	1,000
Total	$ 2,979

Additionally, cash of $1,031 million is segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Act and for the reserve requirement for Proprietary Accounts for Introducing Broker-Dealers ("PAIB") (for further discussion, see Note 19 "Regulatory Requirements").

4. Financial Instruments

The following table sets forth the Company's financial instruments owned, including those pledged as collateral and financial instruments sold, but not yet purchased, that are measured at fair value in accordance with ASC 820 as of December 31, 2011 (in millions):

	Financial instruments owned	Financial instruments sold, but not yet purchased
Money market instruments	$ 1,065	$ -
Government and agencies:		
Government securities	28,500	21,417
Agency securities	25,111	2,671
Mortgage-backed securities ("MBS") and other asset-backed securities ("ABS"):		
Commercial MBS	554	-
Residential MBS	654	-
Other ABS	558	-
Corporate debt securities	2,888	1,094
Equities and convertibles	4,954	2,613
Derivative contracts, net:		
Equity options	473	1
To-be-announced ("TBA") contracts	1,077	1,239
Other	20	16
	$ 65,854	$ 29,051

Financial instruments sold, but not yet purchased, at fair value represent obligations of the Company to deliver a specified security or cash at a contracted price. These transactions are subject to market risk if the market price of these financial instruments increases subsequent to the date of the Consolidated Statement of Financial Condition. The Company seeks to limit this risk by holding offsetting financial instruments.

Derivative Contracts

The derivative balances represent future commitments to exchange payment streams based on contract or notional amounts or to purchase or sell other financial instruments at specified terms on

a specified date. Both over-the-counter ("OTC") and exchange-traded derivatives are presented in the table below.

The Company enters into trading derivative contracts to satisfy the needs of its clients, for trading purposes and to manage the Company's exposure to market and credit risks resulting from its trading and market making activities. As part of the Company's risk management policies, the Company manages risks associated with derivatives on an aggregate basis. The Company uses industry standard derivative contracts whenever appropriate.

The fair value of derivative transactions is reported in the Consolidated Statement of Financial Condition as assets or liabilities in Financial instruments owned or Financial instruments sold, but not yet purchased, as applicable. Derivatives are presented at fair value in the table below on a gross basis, prior to the application of the impact of counterparty netting under ASC 210-20. In accordance with ASC 210-20, where the Company has entered into a legally enforceable netting agreement with counterparties, it reports derivative assets and liabilities, and any related cash collateral, on a net-by-counterparty basis in the Consolidated Statement of Financial Condition. Net presentation of derivative assets and liabilities, and any related cash collateral, does not impact the classification of the derivative instruments within the fair value hierarchy.

The following table sets forth the fair value and the notional value of the Company's derivative contracts by major product type on a gross basis as of December 31, 2011. Gross fair values in the table below exclude the effects of both netting under enforceable netting agreements and netting of cash received or posted pursuant to credit support agreements, and therefore are not representative of the Company's exposure (in millions):

	Derivative Assets	Derivative Liabilities	Contract / Notional
Equity options	$ 3,727	$ 3,255	$ 166,799
TBA contracts	1,077	1,239	325,225
Other	25	21	66,839
Gross fair value of derivatives contracts	$ 4,829	$ 4,515	$ 558,863
Counterparty netting	(3,259)	(3,259)	
Total included in Financial instruments owned, at fair value	$ 1,570		
Total included in Financial instruments sold, but not yet purchased, at fair value		$ 1,256	

While the notional amounts disclosed above give an indication of the volume of the Company's derivative activity, for most derivative transactions, the notional amount is not exchanged but rather used as a reference to calculate payments.

As of December 31, 2011, the Company had no requirements to post additional collateral under derivative contracts, or terminate these transactions in the event of a reduction in the Company's long-term credit rating.

5. Fair Value Measurements

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC 820 are described below:

Quoted market prices – Level 1
Financial instruments are classified as Level 1 if their value is observable in an active market. Such instruments are valued by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions on an arm's length basis. An active market is one in which transactions occur with sufficient volume and frequency to provide pricing information on an ongoing basis. This category includes exchange traded government bonds and listed equities and derivatives.

Valuation technique using observable inputs – Level 2
Financial instruments classified as Level 2 have been valued using quoted prices for identical instruments in markets that are not considered to be active, or quoted prices for similar assets or liabilities in active markets, or valuation techniques in which all significant inputs are observable, or can be corroborated by observable market data, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 valuations include financial instruments which are valued using market standard pricing techniques, such as options and TBA contracts that are commonly traded in markets where all the inputs to the market standard pricing models are observable.

Valuation technique using significant unobservable inputs – Level 3
Financial instruments are classified as Level 3 if their valuation incorporates significant inputs that are not based on observable market data (unobservable inputs). Such inputs are generally determined based on observable inputs of a similar nature, historical observations on the level of the input or other analytical techniques.

Credit Risk
Credit risk is an essential component of fair value. Cash products (e.g., bonds and loans) and derivative financial instruments (particularly those with significant future projected cash flows) trade in the market at levels which reflect credit considerations. Credit exposures are adjusted to reflect mitigants, namely collateral agreements which reduce exposures based on triggers and contractual posting requirements. The Company manages its exposure to credit risk and will price, economically hedge, facilitate and intermediate trades that involve credit risk.

Fair Value Hierarchy

The following table presents the Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value as of December 31, 2011, by underlying instrument type and by the valuation hierarchy as described earlier in this Note (in millions):

	Fair Value Measurements on a recurring basis as of December 31, 2011				
	Level 1	Level 2	Level 3	Netting and collateral	Total carrying value
Assets					
Financial instruments owned, at fair value					
Money market instruments	$ -	$ 1,065	$ -	$ -	$ 1,065
Government and agencies:					
Government securities	15,961	12,539	-	-	28,500
Agency securities	-	25,111	-	-	25,111
Mortgage and other ABS:					
Commercial MBS	-	348	206	-	554
Residential MBS	-	492	162	-	654
Other ABS	-	359	199	-	558
Corporate debt securities	-	2,872	16	-	2,888
Equities and convertibles	4,677	261	16	-	4,954
Derivative contracts:					
Equity options	3,598	128	1	(3,254)	473
TBA contracts	-	1,077	-	-	1,077
Other derivatives	-	25	-	(5)	20
Total Financial instruments owned	$ 24,236	$ 44,277	$ 600	$ (3,259)	$ 65,854
Liabilities					
Financial instruments sold, but not yet purchased, at fair value					
Money market instruments	$ -	$ -	$ -	$ -	$ -
Government and agencies:					
Government securities	17,951	3,466	-	-	21,417
Agency securities	-	2,671	-	-	2,671
Mortgage and other ABS:					
Commercial MBS	-	-	-	-	-
Residential MBS	-	-	-	-	-
Other ABS	-	-	-	-	-
Corporate debt securities	-	1,094	-	-	1,094
Equities and convertibles	2,589	24	-	-	2,613
Derivative contracts:					
Equity options	3,179	75	1	(3,254)	1
TBA contracts	-	1,239	-	-	1,239
Other derivatives	-	21	-	(5)	16
Total Financial instruments sold but not yet purchased	$ 23,719	$ 8,590	$ 1	$ (3,259)	$ 29,051

Financial instruments are separated into two categories: cash instruments and derivative contracts, described below:

1) **Cash Instruments**

The Company's cash instruments are predominantly classified within level 1 or level 2 of the fair value hierarchy.

Level 1 Cash Instruments

Level 1 cash instruments, valued based on unadjusted, quoted market prices for identical unrestricted instruments in active markets, include certain U.S. government obligations, actively traded listed equities, and certain corporate debt securities.

The Company defines active markets for equity instruments based on the average daily volume both in absolute terms and relative to the market capitalization for the instrument. The Company defines active markets for debt instruments based on the average daily volume and the number of days with trading activity.

The Company does not apply liquidity/concentration reserves for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Level 2 Cash Instruments

Level 2 cash instruments include less liquid government bonds, most government agency obligations and mortgage-backed securities, corporate bonds, certain mortgage products, less liquid publicly listed equities, and state, municipal and provincial obligations. Valuations for these types of instruments include transactions in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Where there are no observable market prices, fair value is determined by reference to either bond issuances or credit default swaps ("CDS") spreads of the same issuer as proxy inputs to obtain discounted cash flows to value these instruments. In the absence of observable bond or CDS spreads for the respective issuer, similar referenced assets or sector averages are applied as proxy (appropriateness of proxies based on issuer, coupon, maturity and industry).

Valuation adjustments may be applied to reflect illiquidity and/or non-transferability, which are generally based on available market evidence and may incorporate management's best estimate based on available market evidence.

Level 3 Cash Instruments

Certain cash instruments are classified within level 3 of the fair value hierarchy because they trade infrequently and have little or no price transparency. Such instruments include less liquid mortgage-backed securities and asset-backed securities, less liquid corporate debt securities (including distressed debt instruments), and certain types of equities.

Absent evidence to the contrary, instruments classified within level 3 of the fair value hierarchy are initially valued at transaction price, which is considered to be the best initial estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. Subsequent to the transaction date, the Company uses other methodologies to determine fair value, which vary based on the type of instrument, as described below.

Valuation is adjusted generally only when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third party transactions in the underlying investment or comparable entities, other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or expected cash flows. Valuations are corroborated by values realized upon sales of the Company's level 3 assets. The valuation techniques and significant inputs used in determining the fair value of each class of cash instrument classified within level 3 of the fair value hierarchy are as follows:

- **Mortgage-backed and other asset-backed securities.** Securities backed by real estate or collateralized by specific assets, may be tranched into varying levels of subordination. Due to the nature of these instruments, valuation techniques vary by instrument, but are generally based on relative value analyses, discounted cash flow techniques or a combination thereof.

  Valuations of securities backed by commercial real estate or by specific assets are generally based on discounted cash flow techniques. The significant inputs for these valuations include transaction prices in the underlying collateral and instruments with the same or substantially the same underlying collateral, market yields implied by such transactions, current levels and trends of market indices that track the performance of commercial mortgage bonds (i.e. CMBX), and other factors (such as the operating income generated by the underlying collateral) which are used in determining the amount and timing of expected future cash flows.

  Valuations of securities backed by residential real estate are based on proprietary and industry recognized models (including Intex and Bloomberg), discounted cash flow techniques, relative value analyses, or a combination thereof. The significant inputs to the valuation models include: transaction prices for same or similar collateral and risk profiles, market yields implied by such transactions, home price projections, current performance, such as the rates and timing of delinquencies, prepayments, defaults and loss expectations, including current levels and changes in relevant indices such as the Asset-Backed Securities indices (ABX).

  Valuations of other asset-backed securities are predominantly determined using industry standard cash flow models that calculate fair value based on loss projections, prepayment, recovery and discount rates. These inputs are determined from a number of sources including an observed trade of a comparable security, market indices or market research, and assessing underlying collateral performance. The analysis for a comparable observed trade requires an assessment and comparison of each of the securities' underlying attributes including: collateral, tranche, shelf, vintage, underlying asset composition (historical losses, borrower characteristics, and loan attributes such as loan-to-value ratio and geographic concentration), and credit ratings (original and current).

- **Equities and convertibles.** For equities and convertibles, the level 3 population is comprised of convertible bonds. Convertible bonds are valued using prices observed through broker sources, market data services and trading activity. Prices are validated against liquid external sources. Where liquid external sources are not available, fair value is determined using a spread to equity conversion value or the value of the bond without the additional equity conversion. The spread is determined with reference to similar assets, recent third-party investments or pending transactions (i.e. merger proposals, tender offers, and debt restructurings). Evidence may include significant changes in

financial metrics, such as current financial performance as compared to projections, capitalization rates and multiples, and market yields implied by transactions of similar or related assets. When these are not available, the Company may use a combination of transactions in similar instruments, discounted cash flow techniques, third-party appraisals, industry multiples and public comparables.

- **Corporate debt securities.** Valuations are generally based on discounted cash flow techniques. The significant inputs are generally determined based on relative value analyses, which incorporate comparisons to credit default swaps that reference the same underlying credit risk, and to other debt instruments for the same issuer for which observable prices or broker quotes are available. The significant inputs include the amount and timing of expected future cash flows, market yields, performance and recovery assumptions, and relevant market indices that track the performance of corporate credit, loans and municipal obligations, such as CDX, LCDX and MCDX.

2) Derivative Contracts

Derivative contracts can be exchange-traded or OTC. Exchange-traded derivatives, including equity options, typically fall within level 1 or level 2 of the fair value hierarchy, depending on whether they are deemed to be actively traded or not.

Level 1 Derivatives

Exchange-traded derivatives fall within level 1 of the hierarchy if they are actively traded, and are valued at their quoted market prices. Currently, the Company's level 1 derivatives include exchange-traded futures and options, which exhibit the highest level of price transparency. Examples would include U.S. Treasury futures, Eurodollar futures, and options on indices and common corporate stock.

Level 2 Derivatives

Level 2 exchange-traded derivatives are not actively traded and are valued using models that are calibrated to market clearing levels and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying financial instruments.

Level 2 OTC derivatives, including TBA contracts, are valued using market transactions and other market evidence whenever possible, such as market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. OTC derivatives are classified within level 2 when all of the significant inputs can be corroborated to market evidence. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads, and credit considerations. Valuation adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. The pricing models take into account the contract terms (including maturity) as well as key inputs, depending upon the type of derivative and the nature of the underlying instrument, including market prices, yield curves, credit curves, measures of volatility, prepayment rates, loss severity rates and correlations of such inputs. Valuations of these instruments are corroborated by market prices.

For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment.

6. Securitization Activities and Variable Interest Entities

Re-securitizations of non-agency residential mortgage-backed securities
The Company repackages mortgage-backed securities by selling them into securitization vehicles that issue beneficial interests to investors. The securitization vehicles qualify as VIEs under ASC 810. While the Company may retain interests in the securitized financial assets through holding tranches of the securitizations, the Company is generally not required to consolidate these VIEs as it does not have the power to direct the significant activities of the entities. The Company acts as underwriter of the beneficial interests that are sold to investors. The Company de-recognizes the transferred securities when it relinquishes control. The transferred assets are recorded at fair value prior to the securitization.

For the year ended December 31, 2011, the Company sold securities with a fair value of $3,123 million (par value of $4,304 million) into securitization vehicles, of which $381 million were investment grade and $2,742 million were non-investment grade. Retained interests related to the Company's continuing involvement are recorded at fair value and are included in Financial instruments owned, at fair value in the Consolidated Statement of Financial Condition. As of December 31, 2011, the Company held $51 million of retained interests in these types of securitizations, of which all were non-investment grade. The maximum amount of loss that the Company is exposed to is the carrying amount of these positions in the Consolidated Statement of Financial Condition as the Company has no other requirements to support these vehicles.

The Company's positions in and associated maximum exposure to loss in all non-agency residential securitization vehicles, including those established by third parties, as of December 31, 2011 was $654 million, of which $51 million represents retained interests in securitization vehicles to which the Company sold securities.

The following table sets forth the weighted average key economic assumptions used in measuring the fair value of the Company's retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions (in millions):

Mortgage-backed securities	
Fair value of retained interests	$ 50.82
Weighted average life (years)	9.62
Constant prepayment rate	3.47%
Impact of 10% adverse change	$ (0.99)
Impact of 20% adverse change	$ (1.77)
Discount rate	14.33%
Impact of 10% adverse change	$ (3.68)
Impact of 20% adverse change	$ (7.01)
Loss severity	58.87%
Impact of 10% adverse change	$ (4.52)
Impact of 20% adverse change	$ (9.05)

Loss severity is the percentage of the defaulted balance which is not covered by liquidation proceeds (recoveries) and therefore passes through as a loss to the securitization trust. The table

does not consider the probability of default as changes in the probability of default are not expected to have a significant adverse effect on the securities held by the Company. Additionally, the preceding table does not give effect to the offsetting benefit of other financial instruments that are held to mitigate risks inherent in these retained interests. The impact of a change in a particular assumption is calculated independently of changes in any other assumption. Changes in fair value of the retained interests based on an adverse variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value is not usually linear. In practice, simultaneous changes in assumptions might magnify or counteract the sensitivities disclosed above.

Agency Securitizations
As part of the ordinary course of business, the Company owns interests in agency securitizations established by third parties that it does not consolidate as it does not have the power to direct the significant activities of those entities under ASC 810. During the year ended December 31, 2011, the Company sold $40,214 million of U.S. government agency-issued securities to the agencies which were placed into their securitization vehicles. The Company generally de-recognizes those securities from its Consolidated Statement of Financial Condition as it has relinquished control over those securities. However, during 2011, the Company sold approximately $2,242 million of U.S. government agency-issued securities to be included in agency securitizations and in connection with the transfer, retained a call option that allowed it to re-acquire the assets at some point post securitization at a fixed price. As such, the Company did not relinquish control over the transferred assets and was required to continue to record the transferred assets in its Consolidated Statement of Financial Condition. During the year ended December 31, 2011 the Company exercised certain call options and re-acquired $922 million of the transferred assets. Additionally, the Company sold some of the remaining call options to BBPLC which, due to the fact that the Company no longer retained control over the transferred assets, allowed it to de-recognize $8 million of securities. Due to the call options retained as of December 31, 2011, the Company was unable to de-recognize certain securities sold to agency securitizations in the amount of $1,312 million (fair market value of $1,226 million as at December 31, 2011), and recorded a corresponding liability in Other secured financings, at fair value for the cash received.

The Company's positions in and associated maximum exposure to loss in all agency securitization vehicles, including those established by third parties, as of December 31, 2011 was $3,065 million, and was recorded as Financial instruments owned, at fair value in the Consolidated Statement of Financial Condition.

Municipal Securities Tender Option Bond ("TOB") Trusts
The Company forms TOB trusts through which customers finance investments in municipal securities. TOB trusts hold tax-exempt securities issued by state or local municipalities. The trusts are typically single-issuer trusts whose assets are purchased from the Company via the primary and secondary market. To fund the purchase of their assets, the trusts issue long-term senior floating rate notes ("Floaters") and junior residual securities ("Residuals"). The holder of the Residuals generally has the ability to direct decisions that significantly impact the economic performance of the TOB trusts through its ability to liquidate the TOB trust and ultimately direct the sale of the municipal bonds owned by that trust. Liquidity agreements are provided to the trust by BBPLC and the Company serves as remarketing agent for the Floaters. Floater holders have an option to tender the Floaters they hold back to the trust periodically. The Company, in its capacity as a remarketing agent, facilitates the sale of the Floaters to third parties at inception of the trust, facilitates the reset of the Floater coupon, and remarkets any tendered Floaters. If Floaters are tendered and the Company (in its role as remarketing agent) is unable to find a new investor within a specified period of time, it can declare a failed remarketing (in which case the trust is unwound) or may choose to buy the Floaters into its own inventory and may continue to try to sell them to a third-party investor. No failed remarketings on trusts formed by the Company were declared during the year.

The Company considers the TOB trusts to be VIEs. The trusts are typically not consolidated by the Company because third-party investors hold the Residual and Floater interests in the trusts, the Company's involvement with the trusts is limited to its role as remarketing agent and the Company does not have the power to direct the activities of the trust that most significantly impact the economic performance of the trust.

During the year ended December 31, 2011, the Company deposited $1,191 million of municipal bonds into TOB trusts. The Company generally de-recognizes those bonds from its Consolidated Statement of Financial Condition as it has relinquished control over those securities. As of December 31, 2011, the Company held $63 million of the Floater inventory related to the TOB programs as part of regular remarketing activity, recorded as Financial instruments owned, at fair value in the Consolidated Statement of Financial Condition. The maximum amount of loss that the Company is exposed to is the carrying amount of these positions in the Consolidated Statement of Financial Condition as the Company has no other requirements to support these vehicles.

7. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations, as reported in the Consolidated Statement of Financial Condition at December 31, 2011 consist of the following (in millions):

	Receivables from brokers, dealers and clearing organizations	Payables to brokers, dealers and clearing organizations
Securities failed to deliver/receive	$ 1,725	$ 1,613
Margin balances	8,249	2,561
Fees and commissions receivable/payable	38	153
Trade date payables, net (settlement)	-	1
Other	77	48
	$ 10,089	$ 4,376

8. Other Assets and Other Liabilities

At December 31, 2011, Other assets primarily consist of net deferred tax assets of $235 million, $29 million of identifiable intangible assets (which consists primarily of customer lists), asset management fee receivables of $21 million, and loans to employees of $15 million. Other liabilities primarily consist of accrued compensation of $646 million, current tax liabilities of $341 million, and $120 million for accrued operating expenses.

9. Income Taxes

The Company and its Subsidiary are included in the federal consolidated income tax return of BGUS.

At December 31, 2011, the Company had $533 million of net deferred tax assets. This balance is comprised of deferred tax assets of $605 million resulting from temporary differences primarily related to deferred compensation and stock-based compensation. These deferred tax assets were offset by deferred tax liabilities of $72 million resulting from temporary differences primarily related to leases and allocation of service revenue. The Company's tax-sharing agreement requires periodic settlement with BGUS of increases or decreases to the net federal deferred tax balance. Until settlement, net balances are recorded as a component of Other assets in the Consolidated Statement of Financial Condition. As of December 31, 2011, the Company had $235 million of unsettled net deferred tax asset balance.

The Company is required to assess the likelihood that deferred tax assets will be realized using a more-likely-than-not criteria. To the extent this criteria is not met, the Company is required to establish a valuation allowance against the deferred tax assets. No valuation allowance is recorded at December 31, 2011 because the Company believes the net deferred tax assets will more-likely-than-not be realized.

The Company has state net operating losses of $24 million expiring in the years beginning after 2024.

The Company's unrecognized tax benefits, including interest of $20 million, are recorded in the Consolidated Statement of Financial Condition as current income taxes payable, included in Other liabilities. The Company has not recorded any amounts for penalties related to its unrecognized tax benefits. In connection with the 2008 Lehman Brothers acquisition, and due to the complexities involved with the transaction, there are potentially material tax uncertainties which could have a significant impact in the Company's unrecognized tax benefits.

If any tax return examination by federal, state or local tax authorities is concluded during the next twelve months, it is possible that the amount of accrued liability for uncertain tax positions could change. It is not possible to estimate the amount of any such change at this time. It is possible that any change in uncertain tax positions could have a significant impact on the Company's Consolidated Statement of Financial Condition.

BGUS's federal corporate income tax returns for the years 2007 and after remain subject to examination. The Company and its Subsidiary filed combined and unitary state and local returns with affiliates, as well as certain separate state and local filings. The most significant state and local filings are subject to examination for the years 2006 and after.

10. Short-Term Borrowings

At December 31, 2011, Short-term borrowings consist of uncollateralized loans payable to affiliates of $4,163 million, of which $2 million was accrued interest, and bank overdrafts payable primarily to third parties of $37 million. The loans from affiliates bear interest at rates based on the London Interbank Offered Rate ("LIBOR"). The carrying value of these borrowings approximates fair value due to the short-term nature of the obligation.

11. Subordinated Debt

At December 31, 2011, the Company has subordinated debt with BGUS for $2,500 million which matures on July 16, 2014. Under the provisions of this loan, provided that the Company has not given written notification to the Financial Industry Regulatory Authority to cancel the rollover, an automatic one year rollover of the maturity date occurs within seven months of maturity. The loan bears interest at rates based on 3 month US Dollar LIBOR, plus 4.3%. The carrying value of these borrowings approximates fair value.

12. Transactions with Affiliated Companies

The Company enters into securities transactions and other transactions with affiliates. At December 31, 2011, balances with such affiliates were included in the Consolidated Statement of Financial Condition line items as follows (in millions):

Cash and cash equivalents	$	13
Securities purchased under agreements to resell		110,783
Securities borrowed		5,974
Securities received as collateral		17,646
Financial instruments owned, at fair value		18
Receivables from brokers, dealers and clearing organizations		1,694
Receivables from customers		2,956
Other assets		19
Securities sold under agreements to repurchase		47,681
Securities loaned		8,282
Obligation to return securities received as collateral		17,646
Financial instruments sold, but not yet purchased, at fair value		18
Payables to customers		1,829
Payables to brokers, dealers and clearing organizations		748
Short-term borrowings		4,163
Accrued interest and dividend payables		25
Other liabilities		20
Subordinated debt		2,500

The Financial Services Authority ("FSA") changed the consolidated capital requirement rules in 2011, which will now require BBPLC to apply the FSA capital requirements to the Company. Specifically, beginning December 31, 2011, BBPLC can no longer rely on the local capital requirements of the Company in calculating its consolidated Risk Weighted Assets ("RWA"), but must apply the FSA standard rules requirements to the Company. In order to mitigate the overall capital impact to BBPLC, the Company implemented a daily transfer of the economic risk related to its equity options positions and related hedges, to BBPLC under a Total Return Swap ("TRS"), which is cash settled daily. As of December 31, 2011, a payable of $6.9 million was recognized and was included in Financial instruments sold, but not yet purchased, at fair value in the Consolidated Statement of Financial Condition.

At December 31, 2011, the Company had an unsecured line of credit of $8,000 million with BBPLC, of which $4,161 million was utilized. The Company also had a secured line of credit of $7,000 million with BBPLC, of which none was utilized. The drawdown on the unsecured credit line was driven by a decision to move part of the liquidity portfolio to the Company. Liquidity stress scenarios are used to assess the appropriate level for the Company's liquidity pool. The Company's liquidity pool consists of unencumbered, high quality assets and cash. See Note 20 for further information.

The Company paid fees to BBPLC and BGUS as consideration for their agreement to assume responsibility for any contingent payments related to certain litigation relating to the acquisition of Lehman businesses and for any collateral required to be posted to escrow related to such litigation. This transaction is further described in Note 16.

During the year ended December 31, 2011, under its intercompany tax sharing agreement with BGUS, the Company settled $254 million of current and deferred federal income taxes.

During the year ended December 31, 2011, the Company sold certain receivables related to investment banking clients to an affiliate at a fair value of approximately $135 million.

At December 31, 2011, the Company was a beneficiary of letters of credit from BBPLC in the amount of $445 million related to certain margin requirements of the CME when trading commodities.

At December 31, 2011, the Company had $102 million of its affiliates' securities and $1,909 million of its affiliate's cash and cash equivalents on deposit with clearing organizations for trade facilitation purposes.

In the ordinary course of business BBPLC may be asked by third parties to guarantee performance of the Company in relation to futures trading or prime services financing activities.

13. Benefit Plans

Pension Plan

The Company and its Subsidiary provide pension benefits for eligible employees through participation in a defined benefit pension plan of BBPLC. All eligible employees participate in the pension plan on a non-contributory basis, and are fully vested after five years of service. The Company makes contributions to the plan based upon the minimum funding standards under the Internal Revenue Code. Employees hired on or after September 22, 2008 are not eligible to participate in the plan. The following table sets forth the plan's funded status for the year ended December 31, 2011 (in millions):

Funded Status at year end		
Projected benefit obligation at end of year	$	122.6
Fair value of plan assets at end of year		74.0
Funded status at year end	$	(48.6)

The liability of $48.6 million for the underfunded status is recorded in Other liabilities in the Consolidated Statement of Financial Condition.

Weighted-average assumptions used to determine Projected Benefit Obligations at December 31, 2011	
Discount rate	4.50 %
Rate of compensation increase	3.90 %

The expected rate of return on plan assets for 2011 is 5.75%. This rate of return on assets is determined by calculating a total fund return estimate based on a weighted average of estimated returns for each asset class. Asset class returns are estimated using current and projected economic and market factors such as real rate of returns, inflation, credit spreads, equity risk premiums and excess return expectations.

The accumulated benefit obligation ("ABO") balance at December 31, 2011 was $113.7 million.

Plan Assets

Weighted-average plan asset allocations at December 31, 2011 and target for 2012, by asset category, are as follows:

Asset category	**December 31, 2011**
Equity securities	50.00 %
Fixed income securities	40.00 %
Other	10.00 %

Asset category	**Target 2012**
Equity securities	60.00 %
Fixed income securities	40.00 %

The Company's pension fund investment strategy is to invest in a prudent manner for the exclusive purpose of providing benefits to participants. A well defined internal structure has been established to develop and implement a risk-controlled investment strategy that is targeted to produce a total return that, when combined with the Company's contributions to the fund, will maintain the funds ability to meet all required benefit obligations. Risk is controlled through diversification of asset types and investments in domestic and international equities and fixed income.

The Company's overall investment strategy includes a wide diversification of asset types and fund strategies. The target allocations for plan assets are 60% in equity securities and 40% in fixed income securities. The target allocation for equity securities is 72% of the investments principally located in the United States and 28% of the investments in non-U.S. developed markets. The target allocation for fixed income securities is substantially all of the investments in U.S. corporate bonds.

Fair Value Measurements
The following table sets forth the fair value of each major category of plan assets at December 31, 2011 (in millions):

	Level 1	**Level 2**	**Level 3**	**Total**
Cash Equivalents	$ -	$ 0.5	$ -	$ 0.5
Equity securities	13.2	0.2	-	13.4
Commingled Funds (a)	-	60.1	-	60.1
Total	$ 13.2	$ 60.8	$ -	$ 74.0

(a) The commingled funds hold investments in Cash (7%), Equities (39%), U.S. aggregate fixed income (47%) and Other (7%).

The Company's pension assets are invested in certain commingled funds that are managed by third party managers. These funds are classified within level 2 of the fair value hierarchy as although they do not have a quoted price in an active market, the net asset value is calculated based on significant observable inputs such as subscription prices, redemptions prices and other observable information. Securities and other assets held by the fund are valued using independent market quotations, defined as a quoted price in an active market for an identical security or asset.

In the event that a current level 1 or level 2 price is not readily available or is determined not to reflect the current fair value of the security or asset, the funds pricing committee will determine the fair value of the security or asset based on certain factors, including but not limited to: (i) attributes specific to the security or asset; (ii) the principal market for the security or asset; (iii) the typical participants in the principal market for the security or asset; (iv) data assumptions by market participants, if reasonably available; (v) quoted prices for similar securities or assets in active markets; and (vi) other factors, such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and/or default rates.

401(k) Contribution Plan
The Company has adopted the BBPLC Thrift Savings Plan (referred to as the "401(k) Plan") effective January 1, 1980. Eligible employees may elect to participate in the plan at any time during the year. Employees who formally elect to participate may contribute any amount from 2% to 50%

of their base pay on a pre-tax basis each pay period, subject to Internal Revenue Service Limits. Additionally, employees who formally elect to participate may contribute 2% to 6% of their base pay on an after-tax basis to the 401(k) plan each pay period, subject to Internal Revenue Service Limits. The combined pre-tax and after-tax contributions may not exceed 50% of eligible compensation.

The Company matches all or a portion of employee pre-tax contributions through employer matching contributions. For every $1.00 an employee contributes on a pre-tax basis (up to 6% of eligible compensation each pay period), the Company contributes $1.00 ($1.50 for employees whose annualized eligible compensation is $60 thousand or less). The matching contributions vest with the employee on a graduated scale based on completed years of service.

Post-retirement
The Company follows ASC 715 which requires the recognition of post-retirement benefit costs on an accrual basis over the active working lives of employees, rather than on a cash basis. Only employees hired as of April 1, 1997 are eligible for post-retirement benefits. The related accumulated projected benefit obligation ("APBO") at December 31, 2011 is $5.6 million.

Post-employment
The Company recognizes post-employment benefit costs on an accrual basis over the active working lives of employees, rather than on a cash basis. The related obligation at December 31, 2011 is $3.0 million.

14. Share-Based Compensation

BBPLC operates certain share plans for its employees, including the employees of the Company. Shares for distribution under these plans are sourced from newly issued shares and market purchases. Market purchased shares are held by a trust and will be vested for individual employees when they satisfy specific vesting conditions. The costs of these compensation plans are funded in cash paid to BBPLC. The liabilities related to these share payments are recorded by the trust.

The Company makes recommendations on the compensation awards for its employees which are approved annually by the Remuneration Committee of BBPLC. Depending upon the threshold limit, a portion of such compensation award for the employees will be awarded in BBPLC stock. The main current share-related schemes from which the Company's employees benefit are as follows:

Executive Share Award Scheme ("ESAS") – Closed Plan
For certain employees of the Group an element of their annual bonus is in the form of a deferred award of a provisional allocation of BPLC shares under ESAS. The total value of the bonus made to the employee of which ESAS is an element is dependent upon the business unit, Group and individual employee performance. The ESAS element of the annual bonus must normally be held for at least three years. Additional bonus shares are subsequently awarded to recipients of the provisional allocation and vest upon achieving continued service for three and five years from the date of award. ESAS awards were also made to eligible employees for recruitment purposes under the Joiners Share Award Plan. All awards are subject to potential forfeiture if the individual resigns and commences work with a competitor business.

Long Term Incentive Plans ("LTIPs")
LTIPs are granted to participants in the form of a conditional right to receive BPLC shares and cash. The awards vest, subject to the achievement of specified performance conditions and continued service, after three years. At vesting, fifty percent of the award is settled in cash and fifty

percent is settled under ESAS in shares transferred to the individual that are subject to an additional twelve month holding period.

Incentive Share Plan ("ISP") – Closed Plan
The ISP was introduced in March 2008. Incentive shares are granted to participants in the form of a provisional allocation of Barclays shares which vest upon achieving continued service after three years. Participants do not pay to receive an award or to receive a release of shares. Incentive share awards qualify for dividends.

Performance Share Plan ("PSP") – Closed Plan
The PSP was approved by shareholders at the 2005 Annual General Meeting ("AGM") to replace the Incentive Share Option Plan. Performance shares are 'free' BPLC shares for which no exercise price is payable and which qualify for dividends. Performance share awards are communicated to participants as an initial allocation. Barclays performance over a three-year period determines the final number of shares that may be released to participants.

Incentive Share Option Plan ("ISOP") – Closed Plan
The ISOP was open by invitation to the employees and Directors of Barclays PLC. Options were granted at the market price at the date of grant calculated in accordance with the rules of the plan, and are normally exercisable between three and ten years from that date. The final number of shares over which the option may be exercised is determined by reference to set performance criteria. All options have now reached maturity and the number of shares under option represents the vested number that may be exercised. No awards were made under ISOP during 2011.

Share Value Plan ("SVP")
The SVP was introduced in March 2010 and approved by shareholders (for executive Director participation and use of new issue shares) at the AGM in April 2011. SVP awards are granted to participants in the form of conditional right to receive BPLC shares (awards granted prior to May 2011 were granted as provisional allocations of Barclays shares), which vest over a period of three years in equal annual tranches. Participants do not pay to receive an award or to receive a release of shares. The grantor may also make a dividend equivalent payment to participants on vesting of a SVP award. SVP awards are also made to eligible employees for recruitment purposes under schedule 1 to the SVP. From 2010, the portion of a LTIP award that was previously granted under ESAS is now granted under SVP. All awards are subject to potential forfeiture in certain leaver scenarios.

The number of options and restricted stock shares outstanding at December 31, 2011 is set forth below (in millions):

	ESAS [a]	ISP [a]	PSP [a]	ISOP [a]	SVP [a]
Outstanding at end of year	160.4	11.6	-	0.4	148.6
Of which are exercisable	0.1	-	-	0.4	-

Notes:
[a] Options / shares granted relate to Barclays PLC shares.

15. Financial Instruments with Off-Balance Sheet Risk

In the normal course of its business, the Company enters into transactions involving financial instruments with off-balance sheet risk in order to meet financing and hedging needs of customers and to reduce the Company's own exposure to market and interest rate risk in connection with trading activities. These financial instruments include forward and futures contracts, options

contracts, and options on futures contracts. Each of these financial instruments contains varying degrees of off-balance sheet risk as changes in the fair values of the financial instruments subsequent to December 31, 2011 may, in certain circumstances, be in excess of the amounts recognized in the Consolidated Statement of Financial Condition. The Company is also at risk from the potential inability of counterparties to perform under the terms of the contracts.

The Company also bears market risk for unfavorable changes in the price of securities sold but not yet purchased. In the normal course of business, the Company enters into securities sales transactions. If the securities subject to such transactions are not in the possession of the Company, the Company may incur a loss if the security the Company is obligated to deliver is not received and the market value has increased over the contract amount of the sale transaction.

The Company also executes customer transactions in commodity futures contracts (including options on futures), all of which are transacted on a margin basis subject to individual exchange regulations. These transactions may expose the Company to off-balance sheet risk in the event margin deposits are insufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the normal course of business, the Company may pledge or deliver customer or other counterparty securities as collateral in support of various financing sources such as bank loans, securities loaned and repurchase agreements. Additionally, the Company pledges customer securities as collateral to satisfy margin deposits of various exchanges. In the event the counterparty is unable to meet its contracted obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at current market prices in order to return them to the owner.

16. Collateral, Commitments and Contingencies

Collateral

The Company receives financial instruments as collateral, primarily in connection with resale agreements, securities borrowed, derivatives transactions and customer margin loans. In many cases, the Company is permitted to deliver, repledge or otherwise use these financial instruments in connection with entering into repurchase agreements, securities lending agreements, other secured financings, collateralizing derivative transactions and meeting the Company or customer settlement requirements. At December 31, 2011, the approximate fair value, excluding the impact of netting, of financial instruments received as collateral by the Company that the Company was permitted to sell or repledge was $288,554 million, of which $255,568 million was sold or repledged.

The amount of collateral that was sold or repledged by the Company included the following:

- $136,517 million of securities collateral that was pledged under repurchase agreements which cannot be resold or repledged by the counterparty.
- $104,919 million of securities collateral that was pledged under repurchase and securities lending agreements which can be resold or repledged by the counterparty.
- $14,132 million of securities loaned against pledged securities transactions recorded as Securities received as collateral and a related Obligation to return securities received as collateral.

Financial instruments owned and pledged to counterparties that the counterparties have the right to resell or repledge are included in Financial instruments owned, at fair value in the Consolidated Statement of Financial Condition and were $52,154 million at December 31, 2011.

At December 31, 2011, the Company had $5,348 million of securities on deposit with clearing organizations for trade facilitation purposes. These securities cannot be resold or repledged by the clearing organizations. In addition, the Company had $3,950 million of cash and cash equivalents, and $820 million of issued letters of credit on deposit with clearing organizations.

(Unaudited)
On a month-end basis, the Company's total assets varied between $306,476 million and $438,466 million during the year, largely as a result of the variation in the level of resale agreements which varied between $152,357 million and $257,557 million. Also based on month-end balances, the average total assets and average total resale agreements during the year were $383,197 and $203,414 million respectively.

Commitments
At December 31, 2011, the Company has committed $16,554 million in forward starting collateralized agreements, primarily resale transactions, and $7,367 million in forward starting collateralized financings, primarily repurchase transactions.

Contingencies
On September 15, 2009, motions were filed in the United States Bankruptcy Court for the Southern District of New York (the "Court") by Lehman Brothers Holdings Inc. ("LBHI"), the SIPA Trustee for Lehman Brothers Inc. (the "Trustee") and the Official Committee of Unsecured Creditors of LBHI (the "Committee"). All three motions challenged certain aspects of the transaction pursuant to which the Company, its parent BBPLC and other subsidiaries of BBPLC (collectively, "Barclays") acquired most of the assets of Lehman Brothers Inc. ("LBI") in September 2008 and the court order approving such sale. The claimants sought an order voiding the transfer of certain assets to the Company, requiring the Company to return to the LBI estate alleged excess value the Company received, and declaring that the Company is not entitled to certain assets that it claims it was entitled to pursuant to the sale documents and order approving the sale (the "Rule 60 Claims"). On November 16, 2009, LBHI, the Trustee and the Committee filed separate complaints in the Court asserting claims against the Company based on the same underlying allegations as the pending motions and seeking relief similar to that which is requested in the motions. On January 29, 2010, the Company filed its response to the Rule 60 Claims and also filed a motion seeking delivery of certain assets that LBHI and LBI have failed to deliver as required by the sale documents and the Court order approving the sale (together with the Trustee's competing claims to those assets, the "Contract Claims"). On February 22, 2011, the Court issued its Opinion in relation to these matters, rejecting the Rule 60 Claims and deciding some of the Contract Claims in the Trustee's favor and some in favor of the Company. On July 15, 2011, the Court entered final Orders implementing its Opinion. The Company and the Trustee have each filed a notice of appeal from the Court's adverse rulings on the Contract Claims. LBHI and the Committee have withdrawn their notices of appeal from the Court's ruling on the Rule 60 Claims, rendering the Court's Order on the Rule 60 Claims final.

If the final Orders relating to the Contract Claims were to be unaffected by future proceedings, Barclays estimates that after taking into account the effective provision of $1,200 million, its loss would be approximately $4,293 million. Any such loss, however, is not considered probable and Barclays is satisfied with the current level of provision. More than half of that loss would relate to exchange-traded derivative margin assets already received by the Company, which would have to be returned to the Trustee and prejudgment interest thereon, As a result of an agreement entered into by the Company, BBPLC and BGUS in July 2011, as well as the Trustee's agreement to enforce any obligations relating to the return of the margin assets only against BBPLC, the

Company is not liable for these obligations. The remainder of Barclays' potential $4,293 million loss would relate to assets not yet received by BBPLC.

In addition, LBHI had been pursuing a claim for approximately $500 million relating to bonuses that the Company was allegedly obligated to pay to former Lehman employees. On September 14, 2011, the Court issued a decision dismissing that claim and entered a final Order to that effect on September 21, 2011. LBHI has stipulated that it will not appeal that decision, rendering the Order dismissing that claim final.

The United States Federal Housing Finance Agency ("FHFA"), acting for two U.S. government sponsored enterprises, Fannie Mae and Freddie Mac (collectively, the "GSEs"), filed lawsuits against seventeen financial institutions in connection with the GSEs' purchases of residential MBS. The lawsuits allege, among other things, that the residential MBS offering materials contained materially false and misleading statements and/or omissions. The Company and certain of its former employees are named in two of these lawsuits, relating to sales between 2005 and 2007 of residential MBS, in which the Company was lead or co-lead underwriter.

Both complaints demand, among other things: rescission and recovery of the consideration paid for the residential MBS; and recovery for the GSEs' alleged monetary losses arising out of their ownership of the RMBS. The complaints are similar to other civil actions filed against the Company by other plaintiffs, including the Federal Home Loan Bank of Seattle, Federal Home Loan Bank of Boston, Federal Home Loan Bank of Chicago, Cambridge Place Investment Management, Inc., HSH Nordbank AG (and affiliates) and Stichting Pensioenfonds ABP, relating to their purchases of residential MBS. The Company considers that the claims against it are without merit and intends to defend them vigorously.

The original amount of residential MBS related to the claims against the Company in these cases totaled approximately $6,827 million, of which approximately $2,012 million was outstanding as at December 31, 2011. Cumulative losses reported on these residential MBS as at December 31, 2011 were approximately $76 million. If the Company were to lose these cases it could incur a loss of up to the outstanding amount of the residential MBS at the time of judgment (taking into account further principal payments after December 31, 2011) plus any cumulative losses on the residential MBS at such time and any interest, fees and costs, less the market value of the residential MBS at such time. The Company has estimated the total market value of the residential MBS as at December 31, 2011 to be approximately $1,071 million. The Company may be entitled to indemnification for a portion of any losses.

The Company is also involved in a number of judicial and arbitration matters arising in connection with the conduct of its business. The Company does not expect the ultimate resolution of any of such proceedings to have a significant adverse effect on the Company's Consolidated Statement of Financial Condition.

17. Guarantees

In the ordinary course of its business, the Company indemnifies certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company, its customers and its affiliates. In addition, the Company is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the Company to meet the obligations of such networks and exchanges in the event of member defaults. In connection with its prime brokerage and clearing businesses, the Company may agree to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The Company's obligations in respect of such transactions are secured by the assets in the client's

account as well as any proceeds received from the transactions cleared and settled by the Company on behalf of the client. The Company is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the Company will have to make material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the Consolidated Statement of Financial Condition.

The Company enters into certain derivative contracts that meet the definition of a guarantee under ASC 460, *Guarantees*, Guarantees are defined to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in the underlying that relate to an asset, liability or equity security of a guaranteed party. Derivatives that meet the definition of a guarantee include certain written equity options. Accordingly, the Company has disclosed information about certain written equity options that can potentially be used by clients to protect against changes in an underlying. The Company's derivatives that act as guarantees are summarized below and are shown on a gross basis prior to cash collateral or counterparty netting (in millions):

	Carrying Value of Net Liability	Maximum Payout/Notional
Equity Options	$ 1,591	$ 40,300

18. Counterparty Credit Risk Management

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities. The Company's securities transactions, both as principal and as agent, are executed with individuals and institutions including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. In the event that counterparties to the transactions do not fulfill their obligations, the Company may be exposed to credit risk. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations can be directly affected by volatile trading markets and/or the extent to which such obligations are unsecured.

The Company's policy is to monitor its customer and counterparty risk through the use of a variety of credit and market exposure reporting and control procedures, including marking to market securities and collateral and requiring adjustments of collateral levels as considered appropriate. In connection with its derivatives trading activities, the Company may enter into master netting agreements and collateral arrangements with counterparties. These agreements may provide the Company with the ability to offset a counterparty's rights and obligations, request additional collateral when necessary or liquidate the collateral in the event of counterparty default. In addition, the Company has a policy of reviewing the credit standing of each counterparty and customer with whom it conducts business as considered necessary.

19. Regulatory Requirements

As a registered broker-dealer and FCM, the Company is subject to Rule 15c3-1 of the Securities and Exchange Act and CFTC Regulation 1.17. The Company has elected to compute Net Capital in accordance with the "Alternative Net Capital Requirement" ("ANC") as permitted by Rule 15c3-1. At December 31, 2011, the Company had Net Capital, as defined, of $6,226 million, which was $5,231 million in excess of the amount required of $995 million.

In accordance with the ANC requirements, the Company is required to maintain tentative net capital in excess of $1,000 million and notify the SEC in the event its tentative net capital is less

than $6,000 million. At December 31, 2011, the Company had tentative net capital in excess of the minimum and notification requirements.

In accordance with the SEC's No Action Letter dated November 3, 1998, the Company has elected to compute a reserve requirement for PAIB. The PAIB calculation is completed for a correspondent firm that uses the Company as its clearing broker-dealer in order to classify its assets held by the Company as allowable assets in their Net Capital calculation. At December 31, 2011, the Company had no reserve requirement for PAIB.

The Company is required to comply with sequestration requirements for certain cleared OTC derivatives accounts. At December 31, 2011 the Company held $1,428 million in sequestration which was $85 million in excess of the requirement of $1,343 million.

In connection with the acquisition of certain assets of Lehman Brothers, the Company was granted temporary permission by the SEC to apply the ANC methodology to compute the Net Capital requirements of a U.S. broker-dealer under Appendix E of Rule 15c3-1. The Company has submitted its application to the SEC to continue applying the ANC methodology on a permanent basis and is awaiting formal approval of that application.

20. Subsequent Events

The Company evaluated subsequent events from January 1, 2012 through February 27, 2012, the date the Consolidated Statement of Financial Condition was available to be issued. The Company had the following significant subsequent event to report:

On February 23, 2012, in connection with the decision made to move part of the BBPLC liquidity pool to the Company as discussed in Note 12, BGUS and the Company entered into two 5-year unsecured fixed term financing arrangements totaling $7,900 million, with an option to prepay all or part of each loan on 30 days notice without penalty. These arrangements bear interest at a rate of 4.03%. The Company used the majority of the proceeds to repay $7,441 million drawn on the unsecured credit line with BBPLC as of February 23, 2012, and the remainder will remain with the Company to support its liquidity pool. In addition, the Company and BBPLC terminated an existing $8,000 million unsecured line of credit and a $7,000 million secured line of credit.